19 December 2001

Notification of Interests of Directors

Under the Billiton Employee Share Ownership Trust, all employees of BHP Billiton Plc, including its executive directors, are potential beneficiaries of the Trust under provisions allowing the Trustee discretion to distribute excess Trust assets, either on winding up of the Trust or before.

As potential beneficiaries of the Trust, the executive directors, Messrs P M Anderson, B P Gilbertson and C W Goodyear have an interest in the balance of the shares in BHP Billiton Plc held in the Trust at any one time. Although such an interest confers no control over the shares, it requires notification under the United Kingdom Companies Act where it relates to shares in BHP Billiton Plc.
As part of a dual listed company structure, the Company has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Company voluntarily notifies to all Stock Exchanges such interests relating to shares in BHP Billiton Limited as well as BHP Billiton Plc.

BHP Billiton Limited therefore announces that on 17 December 2001
Billiton ESOP Trustees Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 17 181 ordinary shares in
BHP Billiton Plc to a participant of its Restricted Share Scheme and sold 15 107 ordinary shares on the same day.

The executive directors have an interest in the balance held by the Trust of 521 411 shares in BHP Billiton Plc following the above transaction.


K J Wood
Secretary

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia